 DOCUMENT TYPE SC 13G/A
TEXT

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment # 1

Name of Issuer: VOLTERRA SEMICONDUCTOR CORP
_____________________________________________________
Title of Class
of Securities: Common Stock

CUSIP Number: 928708106

1) NAME AND I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

Prudential Financial, Inc. 22-3703799

2.) MEMBER OF A GROUP: (a) N/A
(b) N/A

3) SEC USE ONLY:

4) PLACE OF ORGANIZATION: New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5) Sole Voting Power: Not Applicable
6) Shared Voting Power: Not Applicable
7) Sole Dispositive Power: Not Applicable
8) Shared Dispositive Power: Not Applicable

9) AGGREGATE AMOUNT BENEFICIALLY OWNED:
Not Applicable

10) AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES: Not Applicable

11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
Not Applicable

12) TYPE OF REPORTING PERSON: HC

ITEM 1(a). NAME OF ISSUER:

VOLTERRA SEMICONDUCTOR CORP

ITEM 1(b). ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

VOLTERRA SEMICONDUCTOR CORP 47467 Fremont Blvd. Fremont, CA 94538

ITEM 2(a). NAME OF PERSON FILING:

Prudential Financial, Inc.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

751 Broad Street
Newark, New Jersey 07102-3777

ITEM 2(c). CITIZENSHIP:

New Jersey

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e). CUSIP NUMBER:

928708106

ITEM 3. The Person filing this statement is a Parent Holding Company as defined in Section 240.13d-1(b)(1)(ii)(G) of the Securities Exchange
Act of 1934.

ITEM 4. OWNERSHIP:

(a) Number of Shares
Beneficially Owned: Not Applicable

(b) Percent of Class:

(c) Powers                No. Of Shares

   -----------           --------------------

Sole power to vote or      Not Applicable
to direct the vote

Shared power to vote or     Not Applicable
to direct the vote

Sole power to dispose or   Not Applicable
to direct disposition

Shared power to dispose     Not Applicable
or to direct disposition

ITEM 5. OWNERSHIP OF 5% OR LESS OF A CLASS:

Prudential Financial, Inc. through its beneficial ownership of the Item 7 listed entities has ceased to be deemed the beneficial owner of more than 5% of the outstanding Common Stock of this issuer.

ITEM 6. OWNERSHIP OF MORE THAN 5% ON BEHALF OF
ANOTHER PERSON:

Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE ULTIMATE PARENT COMPANY:

See Exhibit A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF
MEMBERS OF THE GROUP:

Not Applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable

ITEM 10. CERTIFICATION:

By signing below, Prudential Financial, Inc. certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The filing of this statement should not be construed as an admission that
Prudential Financial, Inc. is, for purposes of Sections 13 or 16 of the Securities
Exchange Act of 1934, the beneficial owner of such shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief,
Prudential Financial, Inc. certifies that the information set forth in this statement is true, complete and correct.

PRUDENTIAL FINANCIAL, INC.

By: Richard Baker
Second Vice President

Date: 02/03/2010
As of: 12/31/2009

Exhibit A
--------------

ITEM 6. OWNERSHIP:

ITEM 7. IDENTIFICATION/CLASSIFICATION:

Prudential Financial, Inc. is a Parent Holding Company and the direct or indirect parent of the following Registered Investment Advisers and Broker Dealers:

 The Prudential Insurance Company of America

 IC,IA

  Prudential Investment Management, Inc.

 IA

 Jennison Associates LLC

 IA

  Prudential Bache Asset Management, Inc.

 IA

 Prudential Investments LLC

 IA

  Prudential Private Placement Investors, L.P.

 IA,PN

 Pruco Securities, LLC

 IA,BD

  Prudential Investment Management Services LLC

 BD

 AST Investment Services, Inc.

 IA

  Prudential Annuities Distributors, Inc.

 BD

 Quantitative Management Associates LLC

 IA

  Prudential International Investments Advisers, LLC

 IA

 Global Portfolio Strategies, Inc.

 IA

  Prudential Bache Securities, LLC

 BD

 Prudential Bache Commodities, LLC

 BD